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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

AMR Corporation
(Name of Issuer)
Common Stock, $1 Par Value
(Title of Class of Securities)
001765106
(CUSIP Number)
Donald L. Braun
Hall Phoenix/Inwood, Ltd.
6801 Gaylord Parkway
Frisco, Texas 75034
972-377-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	001765106	Page	1	of	13

1	NAMES OF REPORTING PERSONS Hall Phoenix/Inwood, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		9,899,604[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,899,604[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,899,604[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Represents shares owned directly by Hall Phoenix/Inwood, Ltd.
2 Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	001765106	Page	2	of	13

1	NAMES OF REPORTING PERSONS Phoenix/Inwood Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,899,604[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,899,604[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Represents shares owned directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.
2 Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	001765106	Page	3	of	13

1	NAMES OF REPORTING PERSONS Search Financial Services, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,899,604[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,899,604[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Represents shares owned directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP.
2 Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	001765106	Page	4	of	13

1	NAMES OF REPORTING PERSONS Hall Search GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,899,604[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,899,604[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Represents shares owned directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.
2 Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	001765106	Page	5	of	13

1	NAMES OF REPORTING PERSONS Craig Hall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,899,604[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,899,604[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑ [3]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Represents shares owned directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager of Hall Search GP, LLC.
2 Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
3 Mr. Hall specifically disclaims ownership in the following shares: (i) 50,000 shares purchased on July 5, 2005 and held separately by Kathryn Hall, Mr. Hall’s wife, and (ii) 540 shares purchased on July 6, 2005 and held separately by Jennifer Cain, Mr. Hall’s step-daughter. Ms. Hall and Ms. Cain solely and independently possess the voting power and the investment power with respect to their respective shares, and Mr. Hall does not directly or indirectly hold or share those powers with respect to the shares held by Ms. Hall and Ms. Cain.

CUSIP No.	001765106	Page	6	of	13
AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) relating to the Common Stock, $1.00 par value, of AMR Corporation, a Delaware corporation, amends and supplements Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 8, 2005. This Amendment No. 4 hereby amends and restates the information in the Amendment No. 3 to Schedule 13D in its entirety.
     Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the Common Stock, $1.00 par value (the “Common Stock”), of AMR Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4333 Amon Carter Blvd., Fort Worth, Texas 76155.
     Item 2. Identity and Background
     1. Hall Phoenix/Inwood, Ltd.
     Hall Phoenix/Inwood, Ltd. is a Texas limited partnership. The principal business of Hall Phoenix/Inwood, Ltd. is to invest in public and private investment opportunities. The address of its principal business and office is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034. The General Partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.
     (d) and (e) To the best knowledge of Hall Phoenix/Inwood, Ltd., none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     2. Phoenix/Inwood Corporation
     Phoenix/Inwood Corporation is a Texas corporation. The principal business of Phoenix/Inwood Corporation is to serve as General Partner of affiliated entities. The address of its principal business and office is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034.
     (a), (b), (c) and (f) The names of the executive officers and directors of Phoenix/Inwood Corporation, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Donald L. Braun President, Treasurer and Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	President of Hall Financial Group GP, LLC*
Mark T. Depker Executive Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, LLC*
Larry E. Levey Executive Vice President, and Secretary	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, LLC*

CUSIP No.	001765106	Page	7	of	13

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Bryan Tolbert Vice President of Finance	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Vice President of Finance of Hall Financial Group GP, LLC*
Craig Hall Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Chairman of Hall Financial Group GP, LLC*

*	The principal business of Hall Financial Group GP, LLC is to provide management oversight and strategic direction to the investment activities conducted by Hall Phoenix/Inwood, Ltd. and its affiliates. The address of Hall Financial Group GP, LLC is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034.
     (d) and (e) To the best knowledge of Phoenix/Inwood Corporation, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     3. Search Financial Services, LP
     Search Financial Services, LP is a Delaware limited partnership. The principal business of Search Financial Services, LP is to provide asset management and financial management services to affiliated businesses. The address of its principal business and office is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034. The sole General Partner of Search Financial Services, LP is Hall Search GP, LLC.
     (d) and (e) To the best knowledge of Search Financial Services, LP, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     4. Hall Search GP, LLC
     Hall Search GP, LLC is a Delaware limited liability company. The principal business of Hall Search GP, LLC is to serve as General Partner of Search Financial Services, LP. The address of its principal business and office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034. Craig Hall, is the sole manager of Hall Search GP, LLC.
     (a), (b), (c) and (f) The names of the executive officers and the manager of Hall Search GP, LLC, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Donald L. Braun President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	President of Hall Financial Group GP, LLC*
Mark T. Depker Executive Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, LLC*

CUSIP No.	001765106	Page	8	of	13

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Larry E. Levey Executive Vice President and Secretary	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, LLC*
Bryan Tolbert Vice President of Finance	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Vice President of Finance of Hall Financial Group GP, LLC*
Jean Farris Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Vice President of Hall Financial Group GP, LLC*
Janet Roznowski Vice President	32600 Five Mile Road Livonia, MI 48154	United States	Vice President of Hall Search GP, LLC
Keith Taylor Treasurer	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Controller and Treasurer of Hall Financial Group GP, LLC*
Craig Hall Manager	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Chairman of Hall Financial Group GP, LLC*

*	The principal business of Hall Financial Group GP, LLC is to provide management oversight and strategic direction to the investment activities conducted by Hall Phoenix/Inwood, Ltd. and its affiliates. The address of Hall Financial Group GP, LLC is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034.
     (d) and (e) To the best knowledge of Hall Search GP, LLC, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     5. Craig Hall
     (a), (b), (c) and (f) Craig Hall is a United States citizen. His business address is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034. His principal occupation or employment is chairman of Hall Financial Group GP, LLC. Hall Financial Group GP, LLC’s principal business is to provide management oversight and strategic direction to the investment activities conducted by Hall Phoenix/Inwood, Ltd. and its affiliates and its address is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034.
     (d) and (e) To the best of Craig Hall’s knowledge, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration
     The aggregate purchase price of the 9,899,604 shares of Common Stock was $85,582,012.00. The source of funds for the purchases of

CUSIP No.	001765106	Page	9	of	13
Common Stock was the working capital of Hall Phoenix/Inwood, Ltd. Certain of the shares of Common Stock were purchased through margin accounts maintained with Wells Fargo Brokerage Services, LLC, Bear Stearns and CitiGroup Global Markets, Inc., which may extend margin credit to Hall Phoenix/Inwood, Ltd. or persons under its investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and its credit policies.
     Item 4. Purpose of Transaction.
     The purpose of the purchase of the Common Stock by Hall Phoenix/Inwood, Ltd. was to acquire the securities for investment purposes. Hall Phoenix/Inwood, Ltd., or any of the parties listed in Item 2, depending upon market conditions and other factors, in the future may acquire additional shares of Common Stock or dispose in the open market or in private transactions all or a portion of the Common Stock which Hall Phoenix/Inwood, Ltd., or any of the parties listed in Item 2, now owns or hereafter may acquire.
     Hall Phoenix/Inwood, Ltd. and the parties listed in Item 2 have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any assets of the Issuer or any of its subsidiaries, a change in the present board of directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the Issuer becoming eligible for termination of registration, or any action similar to any of the foregoing actions in this sentence.
     Item 5. Interest in Securities of the Issuer
(a) and (b) The following includes information regarding the interest in securities of the Issuer held by the reporting persons.
     1. Hall Phoenix/Inwood, Ltd.

(a)	Amount beneficially owned:	9,899,604[1]

(b)	Percentage of class:	3.9%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	9,899,604	[1]

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	9,899,604	[1]

(iv)	shared power to dispose or direct the disposition of:	0

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd.

[2]	Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
     2. Phoenix/Inwood Corporation

(a)	Amount beneficially owned:	9,899,604[1]

CUSIP No.	001765106	Page	10	of	13

(b)	Percentage of class:	3.9%	[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

(iv)	shared power to dispose or direct the disposition of:	9,899,604	[1]

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

[2]	Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
     3. Search Financial Services, LP

(a)	Amount beneficially owned:	9,899,604	[1]

(b)	Percentage of class:	3.9%	[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

(iv)	shared power to dispose or direct the disposition of:	9,899,604	[1]

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation.

[2]	Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
     4. Hall Search GP, LLC

(a)	Amount beneficially owned:	9,899,604[1]

(b)	Percentage of class:	3.9%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

CUSIP No.	001765106	Page	11	of	13

(iv)	shared power to dispose or direct the disposition of:	9,899,604	[1]

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.

[2]	Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
     5. Craig Hall

(a)	Amount beneficially owned:	9,899,604	[1]

(b)	Percentage of class:	3.9%	[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

(iv)	shared power to dispose or direct the disposition of:	9,899,604	[1]

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager of Hall Search GP, LLC.

[2]	Assumes a total of 249,456,388 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
(c) Attached as Exhibit 7.1 is a schedule of transactions in Common Stock by Hall Phoenix/Inwood, Ltd. from February 22, 2008 to April 22, 2008.
(e) Due primarily to issuances of Common Stock by the Issuer, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on January 26, 2007. As a result of the sale of 25,000 shares on April 22, 2008, the Reporting Persons disposed of an aggregate amount of the shares of the Issuer’s Common Stock from July 8, 2005, the date of the Reporting Persons’ filing of Amendment No. 3 to Schedule 13D, to April 22, 2008, equal to approximately one percent of such class of the Issuer’s securities as of such date.
     Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the Reporting Persons.
     Item 7. Material to be Filed as Exhibits.
     7.1 Schedule of Transactions in Common Stock from February 22, 2008 to April 22, 2008
     7.2 Schedule 13D Joint Filing Agreement

CUSIP No.	001765106	Page	12	of	13
SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 23, 2008	HALL PHOENIX/INWOOD, LTD.

	By:	Phoenix/Inwood Corporation, its General Partner

		By:	/s/ Donald L. Braun

Donald L. Braun, President

PHOENIX/INWOOD CORPORATION

	By:	/s/ Donald L. Braun

Donald L. Braun, President

SEARCH FINANCIAL SERVICES, LP

	By:	Hall Search GP, LLC, its General Partner

		By:	/s/ Donald L. Braun

Donald L. Braun, President

HALL SEARCH GP, LLC

	By:	/s/ Donald L. Braun

Donald L. Braun, President

/s/ Craig Hall

CRAIG HALL

CUSIP No.	001765106	Page	13	of	13

EXHIBIT INDEX

7.1*	Schedule of Transactions in Common Stock from February 22, 2008 to April 22, 2008

7.2*	Schedule 13D Joint Filing Agreement

*	Filed herewith